FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

January 15, 2010

Item 3: News Release:

A news release dated and issued on January 15, 2010 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

High grade gold including 33.57 g/t (0.98 ounces/ton), 7.2 g/t (0.21 ounces/ton) and 5.3 g/t (0.15 ounces/ton) intersected in multiple zones within the DAC Deposit
Gold-mineralized wide shear zones including 21.0m at 1.39 g/t gold and 22.4m at 0.91 g/t gold
Open along strike and at depth
NI 43-101 Compliant Resource with potential for expansion
Phase II drill program slated for February 2010

January 15, 2010 Vancouver, Canada.  Pacific North West Capital Corp. ("PFN" "Company") (TSX: PFN; OTCBB: PAWEF; FSE: P7J)  and Alto Ventures Ltd. (ATV: TSX-V) are pleased to announce significant results from three diamond drill holes  completed at the DAC Deposit on the Destiny Gold Project in Québec.  High grade quartz veins including 33.57 g/t (0.98 ounces/ton) gold over 0.5m; 7.2 g/t (0.21 ounces/ton) gold over 0.5m; 5.3 g/t (0.15 ounces/ton) gold over 2.0m; and  5.0 g/t (0.146 ounces/ton) gold over 1.4m were intersected.  These veins occur within wide shear-related alteration systems which carry gold values of interest including 21.0m averaging 1.39 g/t and 22.4m averaging 0.91 g/t gold. (see Table of Significant Gold Assays below)

The first five holes of the drilling program intersected multiple high grade mineralization zones including 44.39 g/t gold (1.29 oz/ton); 39.5 g/t gold (1.15 oz/ton); and 20.6 g/t gold (0.60 oz/ton) each across 0.5 m, and these latest results confirm the large size of the gold system at the DAC zone (see Alto’s and Pacific North West Capital’s news releases dated December 3, 2009). They are part of the Phase I program which consisted of 5,600m of diamond drilling in 14 holes.  The drilling was completed on December 22, 2009 and results for the remaining six holes will be released as they become available.

The Phase I program was designed to expand the known NI 43-101 compliant resources at the DAC zone through infill and step-out drilling. The results from the first eight holes are very positive as they confirm continuity of gold mineralization between holes drilled previously, some of which were spaced from 100m up to 200m apart.  The mineralization remains open along strike and at depth.

The Project is located approximately 75 km north of Val d’Or in the Abitibi-Témiscamingue region of Québec. The geological environment at Destiny including the shear-hosted high grade quartz veins is similar to the main Val d’Or gold belt.  Val d’Or is one of the major gold mining centres in the Province of Québec, and currently active with many new mine development projects. The Project is road accessible with excellent mining infrastructure and support facilities nearby.

Table of Significant Gold Assays

Hole Number	From (m)	To (m)	Width (m) *downhole	Au (g/t)
DES09-125 includes includes and	332.3 333.8 379.0 380.0 399.4 419.7 433.3	353.3 334.3 401.4 387.6 399.9 438.8 435.3	21.0 0.5 22.4 7.6 0.5 17.1 2.0	1.39 33.57 0.91 1.52 7.2 0.84 5.3
DES09-126 includes	295.2 295.2	322.5 297.1	27.3 1.4	0.56 5.0
DES09-127 includes and	438.8 442.2 450.7	451.2 444.7 451.2	12.4 2.5 0.5	0.79 1.81 4.64

*Based on core angles and previous drilling, true widths are estimated at approximately 80 to 90% of the downhole lengths reported. Mineralized zones generally start at 0.1 g/t gold and assay averages may include minimal intervals of waste material.  No top cuts of assays were used.

PFN has funded this $600,000 Phase I drill program and the work was managed by Alto.  Preparations for Phase II drilling are underway and work will start in mid February after all assays are received and incorporated into the database.  PFN will continue to fund the exploration work and Alto will act as program manager.

About the DAC Deposit

The main area of mineralization on the Destiny Gold Project is the DAC zone, which occurs over a strike length of about 600 m. In this area, four to five identifiable intervals of quartz veining and shear-related alteration zones carry high grade gold mineralization, with drill intersections up to 178.5 g/t gold over a drill width of 1.0 metres.  The DAC zone hosts a NI 43-101 compliant indicated resource of 166,863 tonnes grading 6.88 g/t gold (36,892 ounces) and an inferred resource of 444,753 tonnes grading 4.46 g/t gold (63,839 ounces) calculated by W.A. Hubacheck Consultants Ltd. in 2007 (see “A Resource Estimate of the DAC Gold Deposit, Despinassy Twp., Val d’Or, Québec” dated January 9, 2007, available on the Alto Ventures website). Drill-hole cross sections and a 3D model were generated for the DAC Deposit in 2008 and are posted on www.corebox.net.

The Destiny Gold Project is under Option to PFN.  Under the terms of the Option Agreement, PFN will pay Alto $200,000, provide Alto with 250,000 common shares of PFN, and complete a total of $3,500,000 in exploration expenditures over a four year period to earn a 60% interest in the Destiny Gold Project. Subsequent to vesting of its interest, PFN will form a joint venture with Alto to further develop the project.

Mike Koziol, P. Geo., P.Eng. and Alto’s President and CEO is the Qualified Person who has reviewed and approved this news release.

Quality Assurance/ Quality Control

Core processing included descriptive logging and selection of samples for analyses. The NQ-size cores were sawed in half and one half was delivered to a commercial laboratory.  The samples were delivered to the Accurassay preparation laboratory in Sudbury where they were crushed and a 500 gram pulp was prepared. The pulp was then shipped to Accurassay Laboratories in Thunder Bay for analyses.

The gold assaying method uses a standard Fire Assay with AA finish technique on a 30 gram aliquot taken from a 500 gram split from the submitted sample. Commercially prepared standards and blanks were inserted by Alto every 25 samples to ensure precision of the results.  The laboratory performs repeat check assays every 10 samples on pulps to ensure internal lab quality control.

The laboratory was instructed to prepare and analyze a second 500 gram split from the reject for those samples that indicated gold values of between 1 g/t and 5 g/t on the initial analysis. The gold assaying method on the re-split uses a standard Fire Assay with Gravimetric finish technique on a 30 gram aliquot.  Pulp metallic assays were performed on all samples the returned greater than 5 g/t gold on the first assay.  The results reported represent mathematical averages of all analyses performed on each specific sample.

Robert J. Tremblay P. Geo (Québec), Consulting Geologist to Alto Ventures, is responsible for supervision of the diamond drilling program.

7Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Corporate Secretary

Telephone:  604-685-1870      Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 15th day of January 2010.